This document is an amendment to the Fidelity Bond filed on July 17, 2008 (Accession No. 0000922423-08-000663) and the amendment filed on December 11, 2008 (Accession No. 0000922423-08-001092).

DELIVERY INVOICE                                                                                       TRAVELERS

Company: St. Paul Fire & Marine Insurance Company

 I   Engex, Inc.                                                                Policy Inception/ Effective Date: 05/16/08
N  44 Wall Street                                                          Agency Number: 3181334
S   2nd Floor
U  New York NY 10005
R                                                                                    Transaction Type: Return Premium &
E                                                                                                Reduced Limits
D                                                                                    Processing date: 07/22/2008
                                                                                       Policy Number: 490PB1892

A   Mackoul& Associates, Inc
G   214 W Park Avenue
E   Long Beach, NY 11561
N
T

Policy                  Description                                                               Amount                         Surtax/
Number                                                                                                                                        Surcharge

490PB1892          Return Premium with Reduced Limits                                          -$2,200.
          (Effective 07/14/2008)

40724   Ed. 12-90 Printed in U.S.A.                                                                                 Page 1

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 490PB1892 in favor of ENGEX, INC.

It is agreed that:

    1.  The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

[  ] Item 2. Bond Period: from 12:01 a.m on                                to
                                                                      (Month, Day, Year)                            (Month,Day,Year)
            standard time.

[X] Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $200,000

[X] Item 4. Subject to Sections 4 and 11 hereof,

                    the Single Loss Limit of Liability is $200,000

                    and the Single Loss Deductible is $25,000

Provided, however, that if any amounts are inserted below specified Insuring Agreements   or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above.

Single Loss Limit of          Single
Amount applicable to:                                                               Liability                 Loss Deductible
Insuring Agreement (D) – Forgery or Alteration $200,000. $25,000.
Insuring Agreement (E) – Securities $200,000. $25,000.
Coverage on Partners (Form No. 14 only) $N/A $N/A
Optional Insuring Agreements and Coverages:
(F) Counterfeit Currency $200,000. $25,000.
$ $
$ $
$ $
$ $
$ $

    2. This rider applies to loss sustained at any time but discovered after 12:01 a.m. on 07/14/2008

    Accepted:                                                                By:  /s/  David Nachamie
                                                                                Attorney-in-Fact

AMEND DECLARATION PAGE - DISCOVER
        FORM
FOR USE WITH FINANCIAL INSTITUTION
BONDS, STANDARD FORMS NOS. 14, 15, 24
AND 25. ITEM 3 NOT TO BE CHANGED MID-
TERM WITH THIS RIDER.

                        INSURED

SR6150c Rev.6-90
Copyright, The Surety Association of America, 1990